NO ACT

IE
12-10-13



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549





13003972

DIVISION OF
CORPORATION FINANCE

January 15, 2014

JAN 15 2014

Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 1-15-14

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: General Electric Company
Incoming letter dated December 10, 2013

Dear Mr. Mueller:

This is in response to your letter dated December 10, 2013 concerning the shareholder proposal submitted to GE by William Steiner. We also have received letters on the proponent's behalf dated December 29, 2013, December 30, 2013, January 5, 2014, January 9, 2014 and January 14, 2014. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: John Chevedden
FISMA & OMB Memorandum M-07-16

January 15, 2014

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: General Electric Company
Incoming letter dated December 10, 2013

The proposal requests that the board "undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting."

We are unable to concur in your view that GE may exclude the proposal under rules 14a-8(b) and 14a-8(f). In this regard, we note that John Chevedden submitted the proposal on behalf of William Steiner, the proponent, and a written statement was provided to GE verifying that the proponent satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we do not believe that GE may omit the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

We are unable to concur in your view that GE may exclude the proposal or portions of the supporting statement under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In addition, we are unable to conclude that you have demonstrated objectively that the proposal or the portions of the supporting statement you reference are materially false or misleading. Accordingly, we do not believe that GE may omit the proposal or portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Erin E. Martin
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

January 14, 2014

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 5 Rule 14a-8 Proposal
General Electric Company (GE)
Written Consent
William Steiner

Ladies and Gentlemen:

This is in regard to the December 10, 2013 no action request by proxy.

Contrary to the company argument, this proposal does not ask for a shareholder right to act by written consent in order to take action not permitted by the Certificate of Incorporation or By-Laws. The proposal states "consistent ... with applicable law" and "consistent with applicable law."

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2014 proxy.

Sincerely,



John Chevedden

cc: William Steiner

Lori Zyskowski <Lori.Zyskowski@ge.com>

[GE: Rule 14a-8 Proposal, October 16, 2013]

Proposal 4* – Right to Act by Written Consent

Resolved, Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting. This written consent is to be consistent with giving shareholders the fullest power to act by written consent in accordance with applicable law. This includes shareholder ability to initiate any topic for written consent consistent with applicable law.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

January 9, 2014

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 4 Rule 14a-8 Proposal
General Electric Company (GE)
Written Consent
William Steiner

Ladies and Gentlemen:

This is in regard to the December 10, 2013 no action request by proxy.

In regard to the core part of the company argument on page 11 on purported vagueness, it seems that the law would uphold and respect any valid rules the company had in its Certificate and bylaws at any time that this proposal might be adopted.

The proposal states:
"This includes shareholder ability to initiate any topic for written consent consistent with applicable law."

The company highlights *USA Technologies, Inc.* (March 27, 2013). However the company proxy failed to note that in *USA Technologies* there was an immediate conflict between the existing bylaws and the rule 14a-8 proposal. To the contrary General Electric's proxy did not provide any information on the last time General Electric shareholders might have tried to change the number of directors that involved shareholder action totally unrelated to its annual meeting. The right of written consent is independent of the annual meeting.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2014 proxy.

Sincerely,



John Chevedden

cc: William Steiner

Lori Zyskowski <Lori.Zyskowski@ge.com>

[GE: Rule 14a-8 Proposal, October 16, 2013]

Proposal 4* – Right to Act by Written Consent

Resolved, Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting. This written consent is to be consistent with giving shareholders the fullest power to act by written consent in accordance with applicable law. This includes shareholder ability to initiate any topic for written consent consistent with applicable law.

Wet Seal (WTSLA) shareholders successfully used written consent to replace certain underperforming directors in 2012. This proposal topic also won majority shareholder support at 13 major companies in a single year. This included 67%-support at both Allstate and Sprint.

This proposal would empower shareholders by giving them the ability to effect change at our company without being forced to wait until an annual shareholder meeting. Shareholders could replace a director using action by written consent. Shareholder action by written consent could save our company the cost of holding a physical meeting between annual meetings. If shareholders had the power to replace directors through written consent, it is more likely that our board would be more responsive to director qualifications.

This proposal should also be more favorably evaluated due to our Company's clearly improvable environmental, social and corporate governance performance as reported in 2013:

GMI Ratings, an independent investment research firm gave our company a D for its board, executive pay and environmental performance. There was $25 million for Jeffrey Immelt plus excessive perks and a lavish pension. Unvested equity pay would not lapse upon CEO termination. GE had not incorporated links to environmental or social performance in its incentive pay policies.

Eight directors had 11 to 21 years long-tenure each which reflects poorly on evaluating their independence. Long-tenured directors included Ralph Larsen, our Lead Director, a job which demands a higher level of independence. Long-tenured directors also included 80% of our executive pay committee. Three directors were overboarded with service on 4 or more boards: James Rohr, James Tisch (who received our highest negative votes) and Robert Lane (GE audit committee member). Not one member of our audit committee had substantial industry knowledge. Our board had 18 members which could make it unwieldy and subject to CEO dominance.

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

Right to Act by Written Consent – Proposal 4*

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16
FISMA & OMB Memorandum M-07-16

January 5, 2014 (Corrected)

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3e Rule 14a-8 Proposal
General Electric Company (GE)
Written Consent
William Steiner

Ladies and Gentlemen:

This is in regard to the December 10, 2013 no action request by proxy.

The company's proxy failed to distinguish its method of submittal argument (Page 4, I) from *Apple Inc.* (December 17, 2013).

The company's proxy fails to reconcile the established practice of a "lead filer" in relation to its attempt to attempt to restrict investors' right to free association when cooperating to file rule 14a-8 proposals. A "lead filer" was recognized in SLB 14F, October 18, 2011.

The unique methods of submittal used in *TRW Inc.* (January 24, 2001) and *PG&E Corp.* (March 1, 2002) were never repeated. The company failed to cite one instance in 14-years where no action relief was obtained after a company or its proxy cited the TRW and/or PG&E cases.

The Waste Connections case is currently under appeal. The company's proxy has not explained how it can be determined which of the many issues raised by Waste Connections was the critical basis for the 2-page June 3, 2013 Court Order. The Court had 2-months to prepare this Order after its April 4, 2013 Minute Entry and the June 3, 2013 Court Order is only 2-pages!

The company's proxy included not one page from the 900-pages of the Waste Connections case to highlight any particular procedural step that the Court found critical to its 2-page June 3, 2013 Court Order.

It is not clear why the *Western Union Co.* (March 10, 2010) case is included. The company's proxy does not claim that an investment advisor relationship exists between the proponent and the undersigned.

The company's proxy does not explain how one of the company's bylaws can override a situation similar to a "lead filer" as recognized in SLB 14F.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2014 proxy.

Sincerely,



John Chevedden

cc: William Steiner

Lori Zyskowski <Lori.Zyskowski@ge.com>

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

January 5, 2014

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Rule 14a-8 Proposal
General Electric Company (GE)
Written Consent
William Steiner

Ladies and Gentlemen:

This is in regard to the December 10, 2013 no action request by proxy.

The company's proxy is not entitled to exclude a rule 14a-8 proposal from a qualified proponent in favor of a proposal from an unqualified proponent. The company's proxy only submitted a broker letter from one proponent.

The company's proxy failed to distinguish its method of submittal argument (Page 4, I) from *Apple Inc.* (December 17, 2013).

The company's proxy fails to reconcile the established practice of a "lead filer" in relation to its attempt to attempt to restrict investors' right to free association when cooperating to file rule 14a-8 proposals. A "lead filer" was recognized in SLB 14F, October 18, 2011.

The unique methods of submittal used in *TRW Inc.* (January 24, 2001) and *PG&E Corp.* (March 1, 2002) were never repeated. The company failed to cite one instance in 14-years where no action relief was obtained after a company or its proxy cited the TRW and/or PG&E cases.

The Waste Connections case is currently under appeal. The company's proxy has not explained how it can be determined which of the many issues raised by Waste Connections was the critical basis for the 2-page June 3, 2013 Court Order. The Court had 2-months to prepare this Order after its April 4, 2013 Minute Entry and the June 3, 2013 Court Order is only 2-pages!

The company's proxy included not one page from the 900-pages of the Waste Connections case to highlight any particular procedural step that the Court found critical to its 2-page June 3, 2013 Court Order.

It is not clear why the *Western Union Co.* (March 10, 2010) case is included. The company's proxy does not claim that an investment advisor relationship exists between the proponent and the undersigned.

The company's proxy does not explain how one of the company's bylaws can override a situation similar to a "lead filer" as recognized in SLB 14F.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2014 proxy.

Sincerely,



John Chevedden

cc: William Steiner

Lori Zyskowski <Lori.Zyskowski@ge.com>

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

December 30, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
General Electric Company (GE)
Written Consent
William Steiner

Ladies and Gentlemen:

This is in regard to the December 10, 2013 no action request by proxy.

In regard to the core part of the company argument on page 11 on purported vagueness, it seems that the law would uphold and respect any valid rules the company had in its Certificate and bylaws at any time that this proposal might be adopted.

The proposal states:
"This includes shareholder ability to initiate any topic for written consent consistent with applicable law."

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2014 proxy.

Sincerely,



John Chevedden

cc: William Steiner

Lori Zyskowski <Lori.Zyskowski@ge.com>

[GE: Rule 14a-8 Proposal, October 16, 2013]

Proposal 4* – Right to Act by Written Consent

Resolved, Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting. This written consent is to be consistent with giving shareholders the fullest power to act by written consent in accordance with applicable law. This includes shareholder ability to initiate any topic for written consent consistent with applicable law.

Wet Seal (WTSLA) shareholders successfully used written consent to replace certain underperforming directors in 2012. This proposal topic also won majority shareholder support at 13 major companies in a single year. This included 67%-support at both Allstate and Sprint.

This proposal would empower shareholders by giving them the ability to effect change at our company without being forced to wait until an annual shareholder meeting. Shareholders could replace a director using action by written consent. Shareholder action by written consent could save our company the cost of holding a physical meeting between annual meetings. If shareholders had the power to replace directors through written consent, it is more likely that our board would be more responsive to director qualifications.

This proposal should also be more favorably evaluated due to our Company's clearly improvable environmental, social and corporate governance performance as reported in 2013:

GMI Ratings, an independent investment research firm gave our company a D for its board, executive pay and environmental performance. There was $25 million for Jeffrey Immelt plus excessive perks and a lavish pension. Unvested equity pay would not lapse upon CEO termination. GE had not incorporated links to environmental or social performance in its incentive pay policies.

Eight directors had 11 to 21 years long-tenure each which reflects poorly on evaluating their independence. Long-tenured directors included Ralph Larsen, our Lead Director, a job which demands a higher level of independence. Long-tenured directors also included 80% of our executive pay committee. Three directors were overboarded with service on 4 or more boards: James Rohr, James Tisch (who received our highest negative votes) and Robert Lane (GE audit committee member). Not one member of our audit committee had substantial industry knowledge. Our board had 18 members which could make it unwieldy and subject to CEO dominance.

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

Right to Act by Written Consent – Proposal 4*

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

December 29, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
General Electric Company (GE)
Written Consent
William Steiner

Ladies and Gentlemen:

This is in regard to the December 10, 2013 no action request by proxy.

If the company interpretation of Rule 14a-8 regarding "shareholder" and "company" is applied equally – then it outlaws the decades-long practice by hundreds of companies of submitting thousands of no action requests by proxy.

Rule 14a-8 – Proposals of Security Holders states:
"Question 10: What procedures must the **company** follow if it intends to exclude my proposal? If the **company** intends to exclude a proposal from its proxy materials, it [**the company**] must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission." (Emphasis added)

Thus the company argument (applied equally) would seem to be that only companies can submit no action requests.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2014 proxy.

Sincerely,



John Chevedden

cc: William Steiner

Lori Zyskowski <Lori.Zyskowski@ge.com>

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

December 10, 2013

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *General Electric Company*
Shareowner Proposal of John Chevedden
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, General Electric Company (the "Company"), intends to omit from its proxy statement and form of proxy for its 2014 Annual Meeting of Shareowners (collectively, the "2014 Proxy Materials") a shareowner proposal (the "Proposal") and statement in support thereof (the "Supporting Statement") received from John Chevedden ("Chevedden" or the "Proponent") purportedly on behalf of William Steiner ("Steiner").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2014 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareowner proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

BACKGROUND

On October 16, 2013, Chevedden submitted to the Company via email and facsimile a letter from Steiner dated October 8, 2013 (the "Steiner Letter") purporting to authorize Chevedden to submit an unspecified proposal to the Company and to act on Steiner's behalf regarding the proposal. The Steiner Letter also states that "[t]his letter does not grant the power to vote." Chevedden's submission included a copy of the Proposal. Copies of the Steiner Letter and the Proposal are attached hereto as Exhibit A.

Chevedden's submission did not contain any proof of his ownership of the Company's shares, so after verifying that Chevedden was not a shareowner of record, the Company sent a deficiency notice to Chevedden on October 17, 2013 (the "Deficiency Notice," attached hereto as Exhibit B). The Deficiency Notice informed Chevedden that the Company had not received proof that he satisfied Rule 14a-8's ownership requirements, explained the steps Chevedden could take to demonstrate his ownership of the Company's shares, and stated that the Commission's rules required Chevedden's response to the Deficiency Notice to be postmarked or transmitted electronically no later than 14 calendar days from the date he received the Deficiency Notice. The Deficiency Notice also noted that the Supporting Statement "purports to summarize statements from a report by GMI Ratings that is not publicly available" and informed Chevedden that he should provide the Company a copy of the referenced materials so that the Company "can verify that the referenced statements are attributable to GMI Ratings and are not being presented in the [S]upporting [S]tatement in a false and misleading manner." *See* Exhibit B.

On October 31, 2013, Chevedden submitted to the Company via facsimile a letter from TD Ameritrade (the "TD Ameritrade Letter"). The TD Ameritrade Letter was addressed to Steiner and purported to verify Steiner's ownership of the Company's shares. *See* Exhibit C. The TD Ameritrade Letter did not verify Chevedden's ownership of the Company's shares, and the Company has not received any other correspondence from Chevedden establishing his ownership of the Company's shares.

On October 31, 2013, Chevedden also submitted to the Company an email, attached hereto as Exhibit D, containing statements, presumably from GMI, stating that "[w]ith regard to complimentary reports, we provide corporate issuers with 1 complimentary overview copy of our ESG and AGR reports for their company every 12-months upon request." The email also stated that "[w]e always encourage corporate issuers and law firms to utilize one of our subscription options to GMI Analyst so they can efficiently monitor ESG and AGR data, events, ratings (the ratings are subject to change monthly and quarterly, respectively), and Key Metrics throughout the year." *See* Exhibit D. To date, Chevedden has not provided the Company with a copy of the source document(s) for the statements he attributes to GMI Ratings. GMI Ratings' reports on companies are not publicly available, and based on a review of the GMI Ratings website, it is impossible to determine what data source or type of report the Proposal purports to be citing.[1] For example, the GMI Ratings website states that one of its products, the GMI Analyst service, is a web-based platform advertised as providing company-specific research, ratings and risk analytical tools with respect to topics such as "corporate environmental impacts," "litigation and financial-distress risk" and "peer-group analysis." GMI Ratings states that the GMI Analyst website is subject to "daily and weekly updates, quarterly ratings reviews and event-driven analysis" and claims that the website offers more comprehensive data than is provided by other GMI Ratings resources, such as GMI Analyst Compliance reports or ESG and AGR summaries. Thus, without being provided the source document(s) by the Proponent, the Company and its shareowners have no way of verifying to what GMI Ratings source(s) the statements in the Supporting Statement are attributable, whether those statements are accurately repeated in the Supporting Statement or are taken out of context, or whether the GMI Ratings statements have been updated or are out of date.

THE PROPOSAL

The Proposal states:

> Resolved, Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting. This written consent is to be consistent with giving shareholders the fullest power to act by written consent in accordance with applicable law. This includes shareholder ability to initiate any topic for written consent consistent with applicable law.

See Exhibit A.

---

[1] The GMI Ratings website (http://www3.gmiratings.com/home/) contains links to resources such as ESG Analytics, AGR Analytics, various "products" that include GMI Analyst, Forensic Alpha Model, GMI Compliance, Global LeaderBoard, and Custom Research. Many of the resources are subject to regular updates. None of these reports is available to the companies that GMI Ratings is reporting on without a paid subscription. Instead, we understand that upon request GMI Ratings will provide companies that are not subscribers with only one complimentary "overview copy" of GMI Ratings' "ESG and AGR" report once every twelve months.

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2014 Proxy Materials pursuant to:

- Rule 14a-8(b) and Rule 14a-8(f) because the Proponent did not provide proof of his continuous ownership of Company shares for the requisite one-year period;
- Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading; and
- Rule 14a-8(i)(3) because the Supporting Statement contains unsubstantiated and misleading references to non-public materials that the Proponent has not made available to the Company for evaluation.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(b) And Rule 14a-8(f) Because The Proponent Did Not Provide Sufficient Proof Of His Continuous Ownership Of Company Shares For The Requisite One-Year Period.

Rule 14a-8(f) provides that a company may exclude a shareowner proposal if the proponent fails to provide evidence of eligibility under Rule 14a-8, including the ownership requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the problem and the proponent fails to correct the deficiency within the required time. For the reasons stated below, Chevedden cannot satisfy the Rule 14a-8(b) ownership requirement by presenting evidence of Steiner's ownership of the Company's shares, so the Proposal can be excluded pursuant to Rule 14a-8(f).

A. The Proponent Did Not Provide Sufficient Proof Of His Continuous Ownership Of Company Shares For The Requisite One-Year Period.

The Commission's shareowner proposal rule requires that the person submitting a proposal be a security holder of the company to which the proposal is submitted. Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14") specifies that when the shareowner is not the registered holder, the shareowner "is responsible for proving his or her eligibility to submit a proposal to the company." Rule 14a-8(b)(1) provides, in relevant part, that "[i]n order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal." Rule 14a-8 clarifies that "[t]he references to 'you' are to a *shareholder* seeking to submit the proposal" (emphasis added). The text of Rule 14a-8(b) does not provide that a non-shareowner may obtain a proxy to submit a proposal on behalf of a shareowner.

In contrast to Rule 14a-8(b), which addresses the process for "you," the "shareholder seeking to submit the proposal" to submit a proposal, Rule 14a-8(h) permits a shareowner to designate a representative to act on the shareowner's behalf, providing that "[e]ither you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal."[2] Paragraph (h) is the only section of Rule 14a-8 specifying that a shareowner may designate a representative to act on his or her behalf, and it permits such designation only for the limited purpose of presenting the shareowner's proposal at the shareowners' meeting.

The Rule 14a-8(b) share ownership requirements were put in place in part due to a widespread desire to curtail abuse of the shareowner proposal process by persons who were not shareowners. In 1983, when the Commission adopted a minimum ownership threshold and holding period for the submission of shareowner proposals, the Commission stated that:

> A majority of the commentators . . . supported the concept of a minimum investment and/or a holding period as a condition to eligibility under Rule 14a-8. Many of those commentators expressed the view that abuse of the security holder proposal rule could be curtailed by requiring shareholders who put the company and other shareholders to the expense of including a proposal in a proxy statement to have some measured economic stake or investment interest in the corporation. The Commission believes that there is merit to those views and is adopting the eligibility requirement as proposed.

Release No. 34-20091 (Aug. 16, 1983) (the "1983 Release").

Consistent with the 1983 Release, the Staff has found that a proponent cannot circumvent the Rule 14a-8 ownership requirements by using another "nominal proponent" to satisfy Rule 14a-8(b). In *TRW Inc.* (avail. Jan. 24, 2001), Chevedden was not eligible to submit a proposal to the company

---

[2] Rule 14a-8(h) also addresses appearances via electronic media where the company "permits you or your representative to present your proposal via such media" and provides that "[i]f you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years."

on his own behalf but published an inquiry on the Internet, searching for a shareowner who was willing to sponsor Chevedden's proposal. One shareowner, Thomas Wallenberg, responded to the inquiry and signed an authorization letter stating that "[t]his is my legal proxy for Mr. John Chevedden to represent me and my shareholder proposal at the applicable shareholder meeting before, during and after the shareholder meeting. Please direct all future communication to John Chevedden." In subsequent conversations with the company, Wallenberg indicated that Chevedden had drafted the proposal and that Wallenberg was acting to support Chevedden and Chevedden's efforts. In its no-action request, the company argued that the proposal could be excluded under Rule 14a-8(b):

> There is a marked contrast between shareholders who appoint another person as their proxy in order to acquire their advice, counsel and experience in addressing the shareholder's concerns with the Company, and shareholders who are enticed to lend their shares to Mr. Chevedden in order to permit Mr. Chevedden to further his own agenda. While the former might be permissible, the latter clearly should not be, as it directly contravenes the rules' requirements for an economic stake or investment interest.

The Staff concurred in the exclusion of the proposal, noting that "there appears to be some basis for your view that TRW may exclude the proposal under rule 14a-8(b) because Thomas Wallenberg is a nominal proponent for John Chevedden, who is not eligible to submit a proposal to TRW."

Similarly, in *PG&E Corp.* (avail. Mar. 1, 2002), the Staff concurred with the exclusion of a shareowner proposal submitted by Chevedden and co-sponsored by several nominal proponents, where Chevedden did not personally satisfy the stock ownership requirements. In that instance, the nominal proponents stated that they did not know each other, one proponent indicated that Chevedden submitted the proposal without contacting him, and the other said that Chevedden was "handling the matter." The Staff concurred with exclusion under Rule 14a-8(b), stating that Chevedden was "not eligible to submit a proposal" to the company.

While the Staff has denied other no-action requests asserting different bases than those addressed in this letter for excluding proposals in which Chevedden purported to represent an actual shareowner, we believe that the express language of Rule 14a-8(b)(1) and the policy underlying it, as well as recent developments discussed below, demonstrate that the Proposal was not properly submitted by a shareowner and therefore may properly be excluded. First, a recent federal court case[3] supports the conclusion that the type of "proposal by proxy" arrangement attempted by

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[3] *Waste Connections, Inc. v. Chevedden*, No. 4:13-CV-00176-KPE (S.D. Tex. June 3, 2013).

Chevedden here is invalid for purposes of Rule 14a-8. On June 3, 2013, the U.S. District Court for the Southern District of Texas granted a motion for summary judgment by Waste Connections, Inc., which was seeking a declaratory judgment that it could omit from its proxy materials a proposal submitted by Chevedden. Waste Connections had received an email from Chevedden containing a proposal and including a letter from a Waste Connections shareowner purporting to authorize Chevedden to act as the shareowner's proxy in submitting an unspecified proposal on his behalf. Waste Connections argued that the proposal could be omitted on several grounds, including that (a) Rule 14a-8 does not permit a shareowner to submit a "proposal by proxy," (b) Chevedden failed to sufficiently demonstrate that a Waste Connections shareowner was the true proponent of the proposal prior to the Rule 14a-8(e)(2) deadline, and (c) Chevedden failed to demonstrate he met Rule 14a-8(b)'s requirement despite sufficient notice from Waste Connections of this requirement. The court's order noted that Waste Connections "has met its burden of demonstrating that there is no genuine dispute as to the material facts" asserted in its motion, which included the facts underlying the three bases for exclusion discussed above.

In addition, *The Western Union Co.* (avail. Mar. 10, 2010) demonstrates that the standard for submitting a shareowner proposal is not expansively construed. There, the Staff concurred that a registered investment adviser's representation that it had voting and investment authority on behalf of a shareowner was not sufficient documentary support evidencing that it was entitled to submit a proposal and did not make the investment adviser a shareowner entitled to submit a shareowner proposal. Likewise here, Chevedden has not presented evidence demonstrating that he is a shareowner of the Company. To apply a different standard under Rule 14a-8 to an individual who has demonstrated no ownership interest in the Company's shares than applies to a registered investment adviser that holds voting authority over shares is incongruous. The documentation that Chevedden has presented to support his assertion that he is entitled to present the Proposal should not be treated as satisfying the standards required under the express language of Rule 14a-8(b).

Chevedden's submission attempts to avoid the express language and ownership requirements of Rule 14a-8 by using a "nominal proponent" to satisfy Rule 14a-8(b). Similar to the circumstances in *Waste Connections*, the Company received the Proposal via email from Chevedden, along with the Steiner Letter, which purported to authorize Chevedden to act as his proxy in submitting an unspecified proposal on Steiner's behalf. However, as argued by Waste Connections in its motion for summary judgment and consistent with the standards reflected in *The Western Union Company*, such an arrangement is not permitted under Rule 14a-8, and thus ownership must be established for Chevedden, not for his nominal proponent.

Since he is not a record holder of the Company's shares, Chevedden is responsible for proving his eligibility to submit the Proposal to the Company. *See* SLB 14. As noted above, Chevedden's submission did not contain any proof of his ownership of the Company's shares pursuant to Rule

14a-8(b). The Company timely notified him of this deficiency, specifying the steps Chevedden must take to correct the deficiency. Chevedden failed to correct the deficiency within the required time period. Despite not establishing that he holds "some measured economic stake or investment interest in the corporation," Chevedden's submission of the Proposal attempts to put the Company and the Company's shareowners to the expense of including a proposal in the 2014 Proxy Materials, which represents the precise type of "abuse of the security holder proposal rule" that Rule 14a-8(b) was designed to curtail. *See* 1983 Release. Accordingly, because the Proponent has failed to provide evidence of his eligibility under Rule 14a-8, the Company may exclude the Proposal pursuant to Rule 14a-8(f).

B. The Steiner Letter Is Insufficient In Establishing That Chevedden Has The Power To Act As Steiner's Representative.

Even if the Staff determines that, contrary to the express language in Rule 14a-8(b) that a proposal must be submitted by a shareowner and the court's ruling in *Waste Connections*, Chevedden may submit a proposal on behalf of a Company shareowner, the Steiner Letter is insufficient in establishing that Chevedden has the power to act as Steiner's representative.[4] The Rule 14a-8(h) conditional allowance for action by a designated representative, if extended to apply to Rule 14a-8(b), requires that such representative be "qualified under state law to present the proposal on [the shareowner's] behalf." Thus, Rule 14a-8(h) imports whatever standards apply under state law and a company's governing documents. The Company is a New York corporation, and under § 602(d) of the New York Business Corporation Law, companies are permitted to designate in their by-laws the procedures with respect to the making of shareowner proposals. Article VII of the Company's By-Laws provides that shareowner proposals regarding business other than the election of directors may be made only "by any shareholder of the Company who was a shareholder of record at the time such shareholder gives notice of such proposal as provided for in this Article, *who is entitled to vote on the proposal* . . . ." (emphasis added).

The Steiner Letter purports to grant Chevedden the power to "act on my behalf . . . for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting," but it specifically states that "[t]his letter does not grant the power to vote." Absent such voting power, Chevedden is not entitled to present a proposal pursuant to the Company's By-Laws and thus is not qualified to present the Proposal on behalf of Steiner under New York law. Because Chevedden is not "qualified under state law to present the [P]roposal on [Steiner's] behalf," the Rule 14a-8(h) conditional allowance for the appointment of a representative, even if extended beyond the limited scope of Rule 14a-8(h), is not available for Steiner and Chevedden in the instant case.

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[4] Notably, the Steiner Letter does not even identify the proposal that it purports to authorize Chevedden to submit.

Since Chevedden does not qualify as Steiner's representative for purposes of Rule 14a-8, Chevedden must establish his eligibility to submit the Proposal on his own behalf. As explained above, he has failed to do this, despite the Company's timely notification of his need to do so. Accordingly, the Proponent has failed to provide evidence of his eligibility under Rule 14a-8, and the Company may exclude the Proposal pursuant to Rule 14a-8(f).

II. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because The Proposal Is Impermissibly Vague And Indefinite So As To Be Inherently Misleading.

Rule 14a-8(i)(3) permits the exclusion of a shareowner proposal "[i]f the proposal or supporting statement is contrary to any of the Commission's proxy rules, including [Rule] 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff consistently has taken the position that a shareowner proposal is excludable under Rule 14a-8(i)(3) as vague and indefinite if "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"); *see also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail."); *Capital One Financial Corp.* (avail. Feb. 7, 2003) (concurring with the exclusion of a proposal under Rule 14a-8(i)(3) where the company argued that its shareowners "would not know with any certainty what they are voting either for or against"); *Fuqua Industries, Inc.* (avail. Mar. 12, 1991) (Staff concurred with exclusion under Rule 14a-8(i)(3) where a company and its shareowners might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal").

The Staff has on numerous occasions concurred in the exclusion of shareowner proposals under Rule 14a-8(i)(3) where such proposals use inconsistent language and fail to provide any guidance as to how such inconsistencies should be resolved. For example, in *Bank of America Corporation* (avail. Mar. 12, 2013), the Staff concurred in the exclusion of a proposal that requested the formation of a committee to explore "extraordinary transactions that could enhance stockholder value, including but not limited to an extraordinary transaction resulting in the separation of one or more of [the company's] businesses." The company successfully argued that the proposal used "ambiguous and inconsistent language" providing for "alternative interpretations" but that it failed "to provide any guidance as to how the ambiguities should be resolved." In particular, the company noted that the proponent's definition of an extraordinary transaction as one "for which stockholder approval is required under applicable law or stock exchange listing standard" was inconsistent with examples of so-called extraordinary transactions throughout the proposal and the supporting statement. In light of this inconsistent language, the Staff agreed that Bank of America could exclude the proposal under Rule 14a-8(i)(3) as vague and indefinite. *See also Jefferies Group, Inc.* (avail. Feb. 11, 2008, *recon. denied* Feb. 25, 2008) (concurring that a proposal was excludable where the resolved clause sought an advisory vote on the company's executive compensation policies, yet the supporting statement and the proponent stated that the effect of the proposal would be to provide a vote on the adequacy of the compensation disclosures); *The Ryland Group, Inc.* (avail. Feb. 7, 2008) (same).

The Staff also has concurred in the exclusion of a shareowner proposal under Rule 14a-8(i)(3) when implementing the proposal does not have the effect that the proposal says it will, including when relevant facts not addressed on the face of the proposal would curtail or otherwise affect the implementation or operation of the proposal. For example, in *USA Technologies, Inc.* (avail. Mar. 27, 2013), the proposal asked the company's board of directors to "adopt a policy" requiring that the chairman of the board be an "independent director who has not served as an executive officer of the [c]ompany." The company argued that its bylaws required that "[t]he chairman of the board shall be the chief executive officer of the corporation" and that the proposal therefore was vague because it did "not request the [b]oard to make any modification or amendment to . . . the [c]ompany's bylaws or even refer to the resulting direct conflict between the [p]roposal and the bylaws." The Staff concurred that the proposal could be excluded, noting that, "in applying this particular proposal to [the company], neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Similarly, in *JPMorgan Chase & Co.* (avail. Jan. 31, 2008), the proposal sought to prohibit restrictions on "the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting." The company argued that the applicable state law did not affirmatively provide any shareowner right to call special meetings, nor did it set any default "standard" for such shareowner-called meetings. As a result, it was impossible to compare restrictions on a shareowner's ability to call a special meeting with a non-existent "standard allowed by applicable law." The Staff thus concurred that the proposal was excludable as vague and indefinite. *See also General Electric Co. (Freeda)* (avail. Jan. 21, 2011) (concurring in the exclusion of a proposal to make certain changes to "[a]ll incentive awards to a senior executive whose performance measurement period . . . is one year or shorter" when the company argued that the only incentive plan awards that it granted were based on measurement periods of more than one year); *General Electric Co.* (avail. Jan. 6, 2009) (concurring in the exclusion of a proposal seeking a policy that any director receiving "more than 25% in withheld votes . . . will not serve on any key board committee" because the company's certificate of incorporation imposed a majority voting standard for director elections, such that the company's proxy card did not include a "withhold" option); *SunTrust Banks, Inc.* (avail. Dec. 31, 2008) (concurring that a proposal could be excluded when it sought to impose executive compensation limitations with no duration stated for the limitations, but where correspondence from the proponent indicated an intended duration).

As with the Staff precedent cited above, the Proposal includes inconsistent language as to the effect of the Proposal and, if implemented, its operation will be impacted by factors not evident from the face of the Proposal. The Proposal requests that the Company's Board of Directors take steps "to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting." The Proposal also states that the Proposal "includes shareholder ability to initiate *any* topic for written consent consistent with applicable law." These statements in the Proposal and Supporting Statement are inconsistent because implementing a right for shareowners to act through the written consent process, as opposed to solely at a shareowners' meeting, would *not* entitle shareowners to "initiate any topic . . . consistent with applicable law." Implementing written consent, even written consent with no procedural restrictions and no carved-out actions where shareowners could act through a vote at a meeting but not through written consent, would not impact the substantive matters upon which shareowners are and are not entitled to act. For example, the Company is a New York corporation, and although the New York Business Corporation Law provides that shareowners may be authorized to set the number of directors constituting the board, the Company's Certificate of Incorporation restricts that right.[5] Thus, the Company's Certificate of Incorporation and By-Laws do not permit shareowners to set the size of the Board at less than ten members, and this would not change even if the Company implemented written consent without restrictions.

Allowing shareowners to set the size of the Board at less than ten members is permitted under the New York Business Corporation Law, but would require an amendment to the Company's Certificate of Incorporation and By-Laws, yet similar to the *USA Technologies* proposal, the Proposal does not acknowledge this fact. Such an amendment would be unrelated to written consent—it would be an amendment to the substantive areas in which shareowners can act—and is not requested in the Proposal. As a result, in applying this particular proposal to the Company, the effect of the Proposal's statement that the Proposal "includes shareholder ability to initiate any topic for written consent consistent with applicable law" is inherently vague and misleading, and if the Proposal were included in the 2014 Proxy Materials, the Company's shareowners voting on the Proposal would not have any reasonable certainty as to the actions or measures upon which they would be voting. Accordingly, the Proposal is excludable under Rule 14a-8(i)(3).

[5] Section 6 of the Company's Certificate of Incorporation states: "The Board of Directors of the corporation shall consist of not less than ten directors, the exact number to be determined pursuant to procedures set forth in the by-laws."

III. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because The Supporting Statement Contains Unsubstantiated And Misleading References To Non-Public Materials That The Proponent Has Not Made Available To The Company For Evaluation.

As noted above, Rule 14a-8(i)(3) permits the exclusion of a shareowner proposal "[i]f the proposal or supporting statement is contrary to any of the Commission's proxy rules, including [Rule] 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Rule 14a-9 provides that no solicitation shall be made by means of any proxy statement containing "any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading." As noted in SLB 14B, Rule 14a-8(i)(3) explicitly encompasses the supporting statement as well as the proposal as a whole.

The Staff has made clear that references in a proposal to external sources can violate the Commission's proxy rules, including Rule 14a-9, and thus can support exclusion pursuant to Rule 14a-8(i)(3). For example, in Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14"), the Staff explained that a proposal's reference to a website is excludable under Rule 14a-8(i)(3):

> 1. May a reference to a website address in the proposal or supporting statement be subject to exclusion under the rule?
>
> Yes. In some circumstances, we may concur in a company's view that it may exclude a website address under [R]ule 14a-8(i)(3) because information contained on the website may be materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules. Companies seeking to exclude a website address under [R]ule 14a-8(i)(3) should specifically indicate why they believe information contained on the particular website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules.

Likewise, in *Freeport-McMoRan Copper & Gold Inc.* (avail. Feb. 22, 1999), the Staff concurred in the exclusion under Rule 14a-8(i)(3) of newspaper article references contained in the proponent's supporting statement, on the basis that such references were false and misleading under Rule 14a-9.

In making references to external sources, shareowner proponents are subject to the same standards that apply to companies under Rule 14a-9. When a company references external sources that are not publicly available in proxy materials, the Staff generally requires the company to provide copies of the source materials in order to demonstrate that the references do not violate Rule 14a-9. For example, in an August 2, 2011 comment letter to Forest Laboratories, Inc., the Staff commented on the company's definitive additional proxy soliciting materials, which contained a presentation in which statements were attributed to a Jeffries Research report. In evaluating the assertions made in the presentation, the Staff stated:

> Where the basis of support are other documents, such as the Jeffries Research report dated May 16, 2011 or the "Street estimates" to which you cite in the July 28 filing, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Such materials should be marked to highlight the relevant portions or data and should indicate to which statements the material refers.

When the company failed to provide the Jeffries Research materials as requested, the Staff reissued its comments in part, instructing the company either to provide the requested supporting materials to the Staff or to submit an additional filing informing shareowners that the company was unable to provide such support. As the Staff explained in its follow-up letter on August 12, 2011, "[u]ntil such support is provided or filings made, please avoid referencing or making similar unsupported statements in your filings. Refer to Rule 14a-9(a)."

Similarly, in a July 21, 2006 comment letter to H.J. Heinz Company regarding that company's definitive additional proxy materials, the Staff instructed the company to "[p]lease provide us with a copy of the full article of which you quote Nell Minow, dated July 7, 2006." As the Staff further explained:

> We note your inclusion of several quotes from various sources. Please keep in mind that when excerpting disclosure from other sources, such as newspaper articles or press reports, ensure that that [*sic*] you properly quote and describe the context in which the disclosure has been made so that its meaning is clear and unchanged. Where you have not already provided us with copies of the materials, please do so, so that we can appreciate the context in which the quote appears. Also, please confirm your understanding that referring to another person's statements does not insulate you from the applicability of Rule 14a-9. In this regard and consistent with prior comments, please ensure that a reasonable basis for each opinion or belief exists and refrain from making any insupportable statements.

Likewise, in the shareowner proposal context, the Staff has recently confirmed that shareowner proponents must provide companies with source materials that are not publicly available in order to show that references to those materials do not violate Rule 14a-9. Specifically, in Staff Legal

Bulletin No. 14G ("SLB 14G"), the Staff reiterated its position in SLB 14 that references to external sources (in the specific case addressed in SLB 14G, a reference to a website) are excludable under Rule 14a-8(i)(3) and noted that "if a proposal references a website that is not operational at the time the proposal is submitted, it will be impossible for a company or the [S]taff to evaluate whether the website reference may be excluded." SLB 14G further explained that a reference to an external source that is not publicly available may be able to avoid exclusion "if the proponent, at the time the proposal is submitted, provides the company with the materials that are intended for publication on the website." *See also The Charles Schwab Corp.* (avail. Mar. 7, 2012) (Staff did not concur in the exclusion of a website address from the text of a shareowner proposal, noting that "the proponent has provided [the company] with the information that would be included on the website"); *Wells Fargo & Co.* (avail. Mar. 7, 2012) (same); *The Western Union Co.* (avail. Mar. 7, 2012) (same).

Here, the Supporting Statement contains two paragraphs that reference information purportedly reported by GMI Ratings, an external source that is not publicly available. As noted above, that information may be reported on a GMI subscription-based website (the "GMI Analyst" site) or may otherwise be in a GMI Ratings report. Moreover, while the Supporting Statement expressly attributes one of its assertions to GMI Ratings, other statements in the two paragraphs are not explicitly attributed to GMI Ratings but instead are presented in a way that suggests that they are attributable to GMI Ratings,[6] highlighting the need to be able to verify whether the Supporting Statement is misleadingly presenting the Proponent's own views in a way that makes them appear to be attributable to GMI Ratings, which the Proponent touts as "an independent investment research firm."

As is the case with references to non-operational websites, the Proponent cannot circumvent scrutiny of references to an external, unavailable source by withholding the materials necessary to evaluate the statements for compliance with Rule 14a-9. *See* SLB 14G. There is no basis or

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[6] In the fifth paragraph, the first sentence is expressly attributed to GMI Ratings, while the other sentences appear to be, but are not expressly, attributed to GMI Ratings. The sixth paragraph does not directly reference GMI Ratings; however, the structure of the Supporting Statement strongly indicates that the statements in the sixth paragraph are attributable to GMI Ratings. The sixth paragraph, together with the fifth paragraph, is bracketed by language stating that "This proposal should also be more favorably evaluated due to our Company's clearly improvable environmental, social and corporate governance performance as reported in 2013" and "Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value." In this context, the sixth paragraph reads like a continuation of the fifth paragraph, and it appears that the Proponent intends that it at least appear to be attributed to GMI Ratings.

reason for distinguishing between supporting statements that refer shareowners to an external website and supporting statements that reference and purport to attribute statements to a non-public report or website. As contemplated by SLB 14G, the Company's Deficiency Notice specifically requested a copy of the GMI Ratings report that the Supporting Statement purports to summarize, so that the Company could "verify that the referenced statements are attributable to GMI Ratings and are not being presented in the [S]upporting [S]tatement in a false and misleading manner." Absent access to such materials, the Company can neither "assess the context of the information upon which [the Proponent] rel[ies]," *see Forest Laboratories, Inc.* (avail. Aug. 2, 2011), nor "appreciate the context in which the quote[s] appear[]," *see H.J. Heinz Co.* (avail. July 21, 2006). Therefore, as indicated by SLB 14G, and consistent with the Staff's application of Rule 14a-9 to similar references in both *Forest Laboratories* and *H.J. Heinz*, the Proponent's failure to provide such materials is incompatible with the Commission's proxy rules and justifies exclusion under Rule 14a-8(i)(3).

The Supporting Statement contains statements that it attributes to an external source that the Proponent has not made available to the Company for evaluation, and the Supporting Statement claims that the statements are relevant so that shareowners can "more favorably evaluate[]" the Proposal. Because the Proponent has failed to provide the Company with the referenced materials, consistent with SLB 14G, the Proposal is materially false and misleading in violation of Rule 14a-9 and therefore may be excluded in its entirety under Rule 14a-8(i)(3). In the alternative, if the Staff is unable to concur that the entire Proposal can be excluded, we believe the Proponent must, at the very least, revise the Supporting Statement to remove both of the paragraphs that refer to and appear to be attributable to GMI Ratings. *See Amoco Corp.* (avail. Jan. 23, 1986) (Staff concurred in the omission of certain portions of a proposal that alleged "anti-stockholder abuses," where no such abuses existed).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2014 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671, or Lori Zyskowski, the Company's Executive Counsel, Corporate, Securities and Finance, at (203) 373-2227.

Sincerely,



Ronald O. Mueller

Enclosures

cc: Lori Zyskowski, General Electric Company
John Chevedden
William Steiner

EXHIBIT A

William Steiner

FISMA & OMB Memorandum M-07-16

Mr. Jeffrey R. Immelt
Chairman of the Board
General Electric Company (GE)
3135 Easton Turnpike
Fairfield CT 06828
Phone: 203-373-2211
Fax: 203-373-3131

Dear Mr. Immelt,

I purchased stock in our company because I believed our company had greater potential. I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

FISMA & OMB Memorandum M-07-16 at:

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to FISMA & OMB Memorandum M-07-16***

Sincerely,



William Steiner

11-8-13
Date

cc: Brackett B. Denniston III
Corporate Secretary
Lori Zyskowski <Lori.Zyskowski@ge.com>
PH: 203-373-2227
FX: 203-373-3079

[GE: Rule 14a-8 Proposal, October 16, 2013]

Proposal 4* – Right to Act by Written Consent

Resolved, Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting. This written consent is to be consistent with giving shareholders the fullest power to act by written consent in accordance with applicable law. This includes shareholder ability to initiate any topic for written consent consistent with applicable law.

Wet Seal (WTSLA) shareholders successfully used written consent to replace certain underperforming directors in 2012. This proposal topic also won majority shareholder support at 13 major companies in a single year. This included 67%-support at both Allstate and Sprint.

This proposal would empower shareholders by giving them the ability to effect change at our company without being forced to wait until an annual shareholder meeting. Shareholders could replace a director using action by written consent. Shareholder action by written consent could save our company the cost of holding a physical meeting between annual meetings. If shareholders had the power to replace directors through written consent, it is more likely that our board would be more responsive to director qualifications.

This proposal should also be more favorably evaluated due to our Company's clearly improvable environmental, social and corporate governance performance as reported in 2013:

GMI Ratings, an independent investment research firm gave our company a D for its board, executive pay and environmental performance. There was $25 million for Jeffrey Immelt plus excessive perks and a lavish pension. Unvested equity pay would not lapse upon CEO termination. GE had not incorporated links to environmental or social performance in its incentive pay policies.

Eight directors had 11 to 21 years long-tenure each which reflects poorly on evaluating their independence. Long-tenured directors included Ralph Larsen, our Lead Director, a job which demands a higher level of independence. Long-tenured directors also included 80% of our executive pay committee. Three directors were overboarded with service on 4 or more boards: James Rohr, James Tisch (who received our highest negative votes) and Robert Lane (GE audit committee member). Not one member of our audit committee had substantial industry knowledge. Our board had 18 members which could make it unwieldy and subject to CEO dominance.

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

Right to Act by Written Consent – Proposal 4*

Notes:
William Steiner, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.
If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication simply based on its own reasoning, please obtain a written agreement from the proponent.

*Number to be assigned by the company.
Asterisk to be removed for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

From: ***FISMA & OMB Memorandum M-07-16*** >
Date: October 16, 2013 at 10:04:38 PM EDT
To: Lori Zyskowski <Lori.Zyskowski@ge.com<mailto:Lori.Zyskowski@ge.com>>
Subject: Rule 14a-8 Proposal (GE)``

Dear Ms. Zyskowski,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden

William Steiner

FISMA & OMB Memorandum M-07-16

Mr. Jeffrey R. Immelt
Chairman of the Board
General Electric Company (GE)
3135 Easton Turnpike
Fairfield CT 06828
Phone: 203-373-2211
Fax: 203-373-3131

Dear Mr. Immelt,

I purchased stock in our company because I believed our company had greater potential. I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden at:

FISMA & OMB Memorandum M-07-16

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,



William Steiner

11-8-13
Date

cc: Brackett B. Denniston III
Corporate Secretary
Lori Zyskowski <Lori.Zyskowski@ge.com>
PH: 203-373-2227
FX: 203-373-3079

[GE: Rule 14a-8 Proposal, October 16, 2013]

Proposal 4* – Right to Act by Written Consent

Resolved, Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting. This written consent is to be consistent with giving shareholders the fullest power to act by written consent in accordance with applicable law. This includes shareholder ability to initiate any topic for written consent consistent with applicable law.

Wet Seal (WTSLA) shareholders successfully used written consent to replace certain underperforming directors in 2012. This proposal topic also won majority shareholder support at 13 major companies in a single year. This included 67%-support at both Allstate and Sprint.

This proposal would empower shareholders by giving them the ability to effect change at our company without being forced to wait until an annual shareholder meeting. Shareholders could replace a director using action by written consent. Shareholder action by written consent could save our company the cost of holding a physical meeting between annual meetings. If shareholders had the power to replace directors through written consent, it is more likely that our board would be more responsive to director qualifications.

This proposal should also be more favorably evaluated due to our Company's clearly improvable environmental, social and corporate governance performance as reported in 2013:

GMI Ratings, an independent investment research firm gave our company a D for its board, executive pay and environmental performance. There was $25 million for Jeffrey Immelt plus excessive perks and a lavish pension. Unvested equity pay would not lapse upon CEO termination. GE had not incorporated links to environmental or social performance in its incentive pay policies.

Eight directors had 11 to 21 years long-tenure each which reflects poorly on evaluating their independence. Long-tenured directors included Ralph Larsen, our Lead Director, a job which demands a higher level of independence. Long-tenured directors also included 80% of our executive pay committee. Three directors were overboarded with service on 4 or more boards: James Rohr, James Tisch (who received our highest negative votes) and Robert Lane (GE audit committee member). Not one member of our audit committee had substantial industry knowledge. Our board had 18 members which could make it unwieldy and subject to CEO dominance.

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

Right to Act by Written Consent – Proposal 4*

Notes:
William Steiner, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.
If the company thinks that any part of the abovc proposal, other than the first linc in brackets, can be omitted from proxy publication simply based on its own reasoning, please obtain a written agreement from the proponent.

*Number to be assigned by the company.
Asterisk to be removed for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

Scc also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

GIBSON DUNN

EXHIBIT B



Lori Zyskowski
Executive Counsel
Corporate, Securities & Finance

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

T (203) 373-2227
F (203) 373-3079
lori.zyskowski@ge.com

October 17, 2013

VIA OVERNIGHT MAIL
Mr. John Chevedden

FISMA & OMB Memorandum M-07-16

Dear Mr. Chevedden:

I am writing on behalf of General Electric Company (the "Company"), which received on October 17, 2013 the shareowner proposal you submitted on behalf of William Steiner entitled "Right to Act by Written Consent" for consideration at the Company's 2014 Annual Meeting of Shareowners (the "Proposal"). The letter accompanying the Proposal indicated that all communications regarding the Proposal should be directed to you.

The Proposal contains certain procedural deficiencies, which Securities and Exchange Commission ("SEC") regulations require us to bring to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that shareowner proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareowner proposal was submitted. The Company's stock records do not indicate that you are the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received proof that you have satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company.

To remedy this defect, you must submit sufficient proof of your continuous ownership of the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted to the Company (October 17, 2013). As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

(1) a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that you continuously held the requisite number

of Company shares for the one-year period preceding and including the date the Proposal was submitted (October 17, 2013); or

(2) if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that you continuously held the requisite number of Company shares for the one-year period.

If you intend to demonstrate ownership by submitting a written statement from the "record" holder of your shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. You can confirm whether your broker or bank is a DTC participant by asking your broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. In these situations, shareowners need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

(1) If your broker or bank is a DTC participant, then you need to submit a written statement from your broker or bank verifying that you continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (October 17, 2013).

(2) If your broker or bank is not a DTC participant, then you need to submit proof of ownership from the DTC participant through which the shares are held verifying that you continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (October 17, 2013). You should be able to find out the identity of the DTC participant by asking your broker or bank. If your broker is an introducing broker, you may also be able to learn the identity and telephone number of the DTC participant through your account statements, because the clearing broker identified on your account statements will generally be a DTC participant. If the DTC participant that holds your shares is not able to confirm your individual holdings but is able to confirm the holdings of your broker or bank, then you need to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including the date the Proposal was submitted (October 17, 2013), the requisite number of Company shares were continuously held: (i) one from

your broker or bank confirming your ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

In addition, we note that the supporting statement accompanying the Proposal purports to summarize statements from a report by GMI Ratings that is not publicly available. In order that we can verify that the referenced statements are attributable to GMI Ratings and are not being presented in the supporting statement in a false and misleading manner, the Proponent should provide us a copy of the referenced GMI Ratings report.

The SEC's rules require that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at General Electric Company, 3135 Easton Turnpike, Fairfield, CT 06828. Alternatively, you may transmit any response by facsimile to me at (203) 373-3079.

If you have any questions with respect to the foregoing, please contact me at (203) 373-2227. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,



Lori Zyskowski
Executive Counsel
Corporate, Securities & Finance

cc: William Steiner

Enclosure

Rule 14a-8 – Shareholder Proposals

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

> (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.
>
> (2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:
>
> > (i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or
> >
> > (ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:
> >
> > > (A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S–K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a–21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a–21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments? Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.



U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB

No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

> **1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?**

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

> **2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?**

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden,* 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any

shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

EXHIBIT C



Post-it® Fax Note 7671	Date 10-31-13	# of pages ▶
To Lori Zyskowski	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # ***FISMA & OMB Memorandum M-07-16***	
Fax # 203-373-3079	Fax #	

October 31, 2013

William Steiner

FISMA & OMB Memorandum M-07-16

Re: Your TD Ameritrade account ending in ***FISMA & OMB Memorandum M-07-16*** in TD Ameritrade Clearing, Inc DTC #0188

Dear William Steiner,

Thank you for allowing me to assist you today. As you requested, this letter serves as confirmation that since September 1, 2012, you have continuously held at least 9,000 shares each of Public Svc Enterprise Group Com (PEG) and General Electric Co Com (GE) in the above referenced account.

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Jill Flores

Jill Flores
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

Market volatility, volume, and system availability may delay account access and trade executions.

TDA 5380 L 09/13

200 South 108th Ave.
Omaha, NE 68154

www.tdameritrade.com

EXHIBIT D

From: ***FISMA & OMB Memorandum M-07-16***
Date: October 31, 2013 at 5:32:58 PM EDT
To: Lori Zyskowski <Lori.Zyskowski@ge.com>
Subject: GMI (GE)

Dear Ms. Zyskowski,
I hope this is useful in regard to the company October 17, 2013 letter.
Sincerely,
John Chevedden

With regard to complimentary reports, we provide corporate issuers with 1 complimentary overview copy of our ESG and AGR reports for their company every 12-months upon request. The request must come directly from the corporation and we will only provide complimentary copies directly to corporate issuers, not their outside counsel. Corporate issuers interested in requesting a complimentary copy should be directed here: http://www3.gmiratings.com/home/contact-us/company-rating/ <http://www3.gmiratings.com/home/contact-us/company-rating/>

We always encourage corporate issuers and law firms to utilize one of our subscription options to GMI Analyst so they can efficiently monitor ESG and AGR data, events, ratings (the ratings are subject to change monthly and quarterly, respectively), and Key Metrics throughout the year. We have approximately 100 corporate issuers who subscribe to GMI Analyst and we work with many law firms (either within the law libraries or at the associate level) who utilize GMI Analyst as a ESG and forensic-accounting risk research product.